

July 26, 2013

<u>Via E-mail</u>
Berardino Paolucci
President and Chief Executive Officer
Novus Robotics Inc.
7669 Kimbal Street
Mississauga, Ontario
Canada L5S 1A7

  Re: **Novus Robotics Inc.**
     Form 8-K
     Filed April 20, 2012
     File No. 000-53006

Dear Mr. Paolucci:

We issued comments to you on the above-captioned filing on May 17, 2012, July 13, 2012, September 4, 2012, November 1, 2012, January 3, 2013, February 25, 2013 and April 5, 2013. As of this date, several of the issues identified in our prior comments remain unresolved.

As you have not provided substantive responses that resolve our outstanding comments, we are terminating our review and will take further steps as we deem appropriate consistent with our obligations under the federal securities laws. These steps will include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the company's filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

You may contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 if you have any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Diane Dalmy, Esq.